UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-43197

CUSIP Number (Ordinary Shares): G3700S 108

CUSIP Number (Rights): G3700S 116

CUSIP Number (Units): G3700S 124

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: July 31, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Future Money Acquisition Corp

Full Name of Registrant

Not Applicable

Former Name if Applicable

475 Brannan St

Address of Principal Executive Office (Street and Number)

San Francisco, CA 94107

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Future Money Acquisition Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended July 31, 2026 within the prescribed time period without unreasonable effort or expense.

The Company requires additional time to complete its financial reporting and review processes for the period ended July 31, 2026, including the completion of management’s review and the obtaining of the officer certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. As a result, the Company has not yet finalized its Form 10-Q.

The Company is actively working to complete the remaining review procedures and finalize the required certifications and expects to file the Form 10-Q as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Siyu Li	001	647 986 0980
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Future Money Acquisition Corp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 14, 2026	By:	/s/ Siyu Li
	Name:	Siyu Li
	Title:	Chief Executive Officer and Chairman